INVEST IN **LOOP**

The Private Family Network



loopfamily.com San Francisco CA

LEAD INVESTOR



Thomas Vorisek

I tend to invest in companies that are riding some technology wave for growth, and who have network effects for defensibility. The obvious wave Loop is riding is the trend towards privacy. The whole social market is getting disrupted and moving towards a privacy centric vision, creating a massive opportunity. I also like their focus. They are laser focused on family. But everyone has family! So the market is both narrow and huge. Lastly, this is photo sharing which has natural network effects. The team has proven they can execute, bringing a complex product to market and generating multi-million in revenue already.

Invested $5,000 this round & $10,000 previously

Highlights

1. $1.5M revenue to-date.
2. 4 million photos and videos shared through the Loop app.
3. Hardware + SaaS business model ($3 per month subscription).
4. Organic growth loop (pun intended). Customers invite their family and friends.
5. CEO built $100M business at Maxim Integrated; CTO was engineering lead at Words With Friends.
6. Angel investors include Jason Calacanis, former President of Pinterest, COO at Discord.
7. This round led by Brian Jacobs at Moai Capital (2x Forbes Midas List).

Our Founder



Brian Gannon Founder & CEO

Built $100M business at Maxim Integrated. MBA from MIT, BS in Electrical Engineering, Stanford d.school.

I have young children and though I wanted to keep my family up to date with their lives, I didn't want to post pictures of them on Facebook and other social networks. We were relegated to using a text message chain which was OK, but there were some people on Android and some on iOS and most of the pictures got lost in the shuffle and some people were left 'out of the loop'. We studied the problem and discovered that it takes more than just an app to keep everyone in every age group connected. So we built Loop - a private photo sharing app and a magical digital frame that makes it super easy to share pictures and memories with your family safely and securely.

Pitch

Loop

The Private Family Network

Brian Gannon

The Problem: Family is the most important thing in most people's lives, but keeping them connected is hard.



- Families using a scattered hodgepodge of apps and platforms
- People getting left out of the loop
- Privacy a growing concern

The Solution - A frame and a mobile app, purpose built for families, that makes staying connected super easy.

One click sharing. *Zero click enjoying.*

Works for everyone

Android and Apple.

Low tech and high tech.

Old and young.



Loop has already changed the lives of over 30,000 people.

Raising capital to accelerate growth.

Sold over **$1.5 million** in product direct to consumer

80%
Retention on frame
(After 6 months)

Over **4 million** photos and videos shared through Loop app

62%
Retention in app
(After 6 months)

How it works

Step 1


Curate content using the Loop

Step 2


Beams instantly anywhere in the world. Creating a "magic moment."

Step 3


App becomes Snapchat for your family

Simple, private and fun

"Those in-between moments that I might not want to share on social media? Now with Loop they could be shared in real-time safely and secure with my family."

MOTHERLY

Addressing a $24B TAM for the "New Parent" vertical with Loop

Identified four other "life event" emotional verticals that Loop addresses

	New Parent/ Young children	Seniors	College	Ex Pats	Work
Need	Privacy. Simplicity. Easy photo sharing.	Many seniors left "out of the Loop". Not seeing all the wonderful family memories.	Super emotional moment of leaving home. Communication falls off a cliff.	Families separated by super long distances and time zones.	Companies looking to build community. Loop tells employees that they matter.
Marketing Strategy	DTC using influencers on Tiktok, IG Social ads and search. Facebook	Direct B2B. Work out business model with pilot with senior homes.	Ambassador program with college students. Build social with Tiktok	Influencers stories, Travel, Catering to ethnic groups	Get pilot with 3 large corporations. Tell story on LinkedIn and Twitter. Micro Target HR

Business Model

Paid Acquisition

We sell the frame DTC for $150.

+

Subscription/ Recurring Rev

We upsell them to $3/mo subscription

+

Organic Growth

Customers invite their family and friends

Viral growth path beyond paid acquisition using the mobile app

Each new customer brings in 6 new users on average




Loop is a great way to share with more than just mom!
loop

Strong network effects driven through app photo sharing


80%
60%
40%
20%
0%
3month retention
0
1
2
3
# of family connections from app

Revenue projection and subscription attach rate

Revenue — Subscription Attach %



$125.0
$100.0
$75.0
$50.0
$25.0
$0.0
100%
75%
50%
25%
0%
30%
45%
55%
75%
80%
$1.1
$4.6
$18.4
$55.2
$110.4
2022
2023
2024
2025
2026

This graph contains forward-looking projections that cannot be guaranteed.

Unit Economics

	Today	12 Months	At Scale
Product			
Price/Loop	$154	$153	$140
Cost/Loop	$77	$65	$40
Average Order Size	1.6	1.7	1.9
Average Rev/Order	$238	$243	$250
Average Cost/Order	$140	$111	$74
Gross Profit	$98	$132	$176
CAC	$50	$40	$25
Net Profit Per Order	$48	$92	$151
Subscription			
Cost/Year	$36	$45	$60
Ave retention (Estimate)	3	4	5
% attach	0.3	0.5	0.8
% margin	90%	90%	90%
Net Margin	$29	$81	$216
LTV	$77	$173	$367
LTV/CAC	2.5	5.3	15.7

This chart contains forward-looking projections that cannot be guaranteed.

Partnering with creators and influencers to build the brand

Lett people tell their authentic story for each vertical

- Build a base of "micro influencers" and select big names
- Starting with mommy and family
- Test across multiple channels (Tiktok, Youtube, IG) and refine
- Build awareness and credibility
- Double down on the creative that works and boost with paid



Anne Geddes
Famous Baby Photographer

Founding team with track record of delivering results





Brian Gannon	Sital Mistry
CEO	CTO
Built **$100M** business in and video processing at Maxim Integrated. Product Manager and General Manager. EE, MBA.	Engineering lead for ***Words with Friends*** - worlds most popular mobile word game. Led iOS, Android and Web.
MIT, BCG, Stanford d.school	**Berkeley, Zynga, Hiplogic**

Angel investors with direct experience in space

Gokul Rajaram	Board member at Coinbase, Pinterest.
Liz Hamren	COO Discord. Former CVP Xbox, VP Oculus, CMO Dropcam.
Steve Russell	Investor/Board member of Ring Doorbell through series B.
Jason Calacanis	Angel investor in Uber, Robinhood, Calm. Launch Fund.
Tim Kendall	Former President of Pinterest.
Othman Laraki	CEO of Color. Former VP of Product at Twitter.

Venture Investors

RESOLUTE VENTURES



Mike Hirschland
Board of Bark and Co. Investor in unicorns Appzen, OpenDoor, Color and Whoop

WISDOM



Gary Griffiths
CEO of iPass (NASDAQ: IPAS), a leader in global Wi-Fi technology and services, which was acquired by Pareteum, Inc, and President of Webex.

Raising $2M Seed Round

Led by Moai Capital - $14M Post Money SAFE

MOAI CAPITAL



Brian Jacobs

Co-founder of Emergence Capital (Zoom, Salesforce lead). 2x Forbes Midas list.

Use of Funds and Milestones

1. Hire Head of Marketing
2. Sign first B2B channel
3. Increase subscription to 50% of new users
4. Scale up to $5M revenue in 2023

Only $579k of the $2M is being offered in this Wefunder round. Also, forward-looking

projections cannot be guaranteed.

Building a trusted platform dedicated to serving families.


FamilyPhoto
FamilyStories
FamilyFrame
FamilyContent
loop
Platform
FamilyCalendar
FamilyPrints
FamilyLocation
FamilyChat

loop

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